Shawn F. Hackman, a P.C.
3360 West Sahara Avenue, Suite 200
Las Vegas, Nevada 89102


March 4, 1999


U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  Ranes International Holdings, Inc.
      1997 Incentive Compensation Program

Dear Sir/Madame:

     We have acted as counsel to Ranes International Holdings, Inc., a Nevada corporation ("Company"), formerly known as Bio Fluorescent Technologies, Inc., in connection with its Registration Statement on Form S-8 relating to the registration of 300,000 shares of its common stock ("Shares"), $0.001 par value per Share, a one year warrant to purchase 300,000 Shares at an exercise price of $3.00, and a two year warrant to purchase 300,000 Shares at an exercise price of $4.00. The Shares are issuable pursuant to the Company's 1997 Incentive Compensation Plan ("Plan"), and a Consulting Agreement and Plan of Compensation.

     In our representation we have examined such documents, corporate records, and other instruments as we have deemed necessary or appropriate for purposes of this opinion, including, but not limited to, the Articles of Incorporation and Bylaws of the Company.

     Based upon the foregoing, it is our opinion that the Company is duly organized and validly existing as a corporation under the laws of the State of Nevada, and that the Shares, when issued and sold in accordance with the terms of the Plan, will be validly issued, fully paid, and non-assessable.

     We hereby consent to the use of this opinion as an exhibit to the Registration Statement.

                                   Sincerely,


                                   /s/  Shawn F. Hackman
                                   Shawn F. Hackman, Esq.